UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G 100

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,199,011 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,199,011 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,011 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 2,199,011 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.
(2)	Based on 13,881,645 shares of Common Stock outstanding on July 24, 2017 as set forth in the Issuer’s Form 8-K filed on July 24, 2017.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,199,011 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,199,011 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,011 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 2,199,011 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.
(2)	Based on 13,881,645 shares of Common Stock outstanding on July 24, 2017 as set forth in the Issuer’s Form 8-K filed on July 24, 2017.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,199,011 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,199,011 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,011 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 2,199,011 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.
(2)	Based on 13,881,645 shares of Common Stock outstanding on July 24, 2017 as set forth in the Issuer’s Form 8-K filed on July 24, 2017.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,199,011 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,199,011 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,011 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 2,199,011 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.
(2)	Based on 13,881,645 shares of Common Stock outstanding on July 24, 2017 as set forth in the Issuer’s Form 8-K filed on July 24, 2017.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,199,011 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,199,011 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,011 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 2,199,011 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.
(2)	Based on 13,881,645 shares of Common Stock outstanding on July 24, 2017 as set forth in the Issuer’s Form 8-K filed on July 24, 2017.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Alpine Immune Sciences, Inc. (the “Issuer”), having its principal executive office at 201 Elliott Avenue West, Suite 230, Seattle, WA 98119.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences VIII, L.P. (“FLS-VIII”)
FHM Life Sciences VIII, L.P. (“FHM-VIII L.P.”)
FHM Life Sciences VIII, L.L.C. (“FHM-VIII LLC”)
James Topper (“Topper”)
Patrick J. Heron (“Heron”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(c)	FLS-VIII is a venture capital fund concentrating in healthcare and related fields. The sole business of FHM-VIII L.P. is to serve as general partner of FLS VIII. The sole business of FHM-VIII LLC is to serve as general partner of FHM-VIII L.P. The principal business of Topper and Heron is to manage FLS-VIII, FHM-VIII L.P., FHM-VIII LLC and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS-VIII	-	Delaware, U.S.A.
	FHM-VIII L.P.		Delaware, U.S.A.
	FHM-VIII LLC	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

FLS-VIII had purchased from a company then known as Alpine Immune Sciences, Inc. (“Old Alpine”) in a series of private transactions 3,558,719 shares of Series A-1 Preferred Stock (“Series A-1 Stock”) and 866,741 shares of Common Stock (the “Old Alpine Common Stock”) for an aggregate purchase price of $15,483,870.

Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Issuer, Nautilus Merger Sub, Inc. and Old Alpine (the “Merger Agreement”), at the closing of the merger provided for in the Merger Agreement (the “Merger”), each share of Old Alpine’s Common Stock and Series A-1 Stock held by FLS-VIII was automatically converted into 0.4969 shares of the Issuer’s Common Stock, which resulted in FLS-VIII holding a total of 2,199,011 shares of the Issuer’s Common Stock as of July 24, 2017. FLS-VIII holds 2,199,011 shares of the Issuer’s Common Stock as of the date of this filing (the “Frazier Shares”).

The working capital of FLS-VIII was the source of the funds for the purchase of the Frazier Shares. No part of the purchase price of the Frazier Shares were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Frazier Shares.

Item 4.	Purpose of Transaction

FLS-VIII acquired the Frazier Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS-VIII and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	FLS VIII is the record owner of the Frazier Shares. As the sole general partner of FLS VIII, FHM-VIII, L.P. may be deemed to own beneficially the Frazier Shares. As the sole general partner of FHM-VIII, L.P., FHM-VIII LLC may be deemed to own beneficially the Frazier Shares. As individual members of FHM-VIII LLC, each of the Topper and Heron may be deemed to beneficially own the Frazier Shares. Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 13,881,645 shares of Common Stock outstanding as of July 24, 2017 as set forth in the Issuer’s Form 8-K filed on July 24, 2017.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	On April 18, 2017, FLS-VIII entered into a Subscription Agreement with Old Alpine to purchase the Old Alpine Common Stock. Pursuant to the terms of the Merger Agreement, at the closing of the Merger, each share of Old Alpine’s Common Stock and Series A-1 Stock held by FLS-VIII was automatically converted into 0.4969 shares of the Issuer’s Common Stock, which resulted in FLS-VIII holding a total of 2,199,011 shares of the Issuer’s Common Stock as of July 24, 2017.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lockup Agreements

FLS-VIII, along with all of the Issuer’s directors (including Topper), executive officers and certain of the Issuer’s stockholders have entered into agreements (the “Lockup Agreements”) pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s Common Stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the closing of the merger until 180 days from the closing date of the Merger.

The foregoing description of the Lockup Agreements is only a summary and is qualified in its entirety by the form of Lockup Agreement, filed herewith as Exhibit C, which is incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A - Agreement regarding filing of joint Schedule 13D.

Exhibit B - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit C - Form of Lock-up Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2017	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 28, 2017	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 28, 2017	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: July 28, 2017	By:	*
James Topper

Date: July 28, 2017	By:	*
Patrick J. Heron

Date: July 28, 2017	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit B.

Exhibit Index

Exhibit A - Agreement regarding filing of joint Schedule 13D.

Exhibit B - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit C - Form of Lock-up Agreement.